Exhibits 5.1 and 23.1

OPINION OF LARRY D. IRICK

August 12, 2013

Westar Energy, Inc.

        818 South Kansas Avenue

        Topeka, Kansas 66612

Ladies and Gentlemen:

I am the General Counsel of Westar Energy, Inc., a Kansas corporation (the “Company”) and in this regard, I have acted as counsel for the Company in connection with the issuance by the Company pursuant to the Underwriting Agreement dated August 12, 2013 (the “Underwriting Agreement”), among the Company and Mitsubishi UFJ Securities (USA), Inc., UBS Securities LLC and Wells Fargo Securities, LLC, (the “Representatives”) as representatives of the several Underwriters listed therein (the “Underwriters”), of $250,000,000 aggregate principal amount of its First Mortgage Bonds, 4.625% Series due 2043 (the “Bonds”). The Bonds are to be issued under and secured by the Mortgage and Deed of Trust, dated July 1, 1939, between the Company and The Bank of New York Mellon Trust Company, N.A., as successor to Harris Trust and Savings Bank, as trustee (the “Trustee”), as amended and supplemented by forty-three supplemental indentures supplemental thereto, in addition to the forty-second supplemental (reopening) indenture, and as to be amended and supplemented by a forty-fourth supplemental indenture thereto, to be dated as of August 19, 2013 (together, the “Amended Mortgage”).

I, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments, certified or otherwise identified to my satisfaction, as I have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, and subject to the additional assumptions and qualifications set forth below, I advise you that, in my opinion, the Bonds have been duly authorized in accordance with the Amended Mortgage, and, when executed and authenticated in accordance with the provisions of the Amended Mortgage and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

I am a member of the Bar of the State of Kansas and the foregoing opinion is limited to the laws of the State of Kansas (except state securities or blue sky laws).

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K to be filed by the Company on the date hereof and its incorporation by reference into the Company’s registration statement on Form S-3 (File No. 333-187398). In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Larry D. Irick
Larry D. Irick Vice President, General Counsel & Corporate Secretary Westar Energy